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                          FORM T-1

             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549

   STATEMENT OF ELIGIBILITY UNDER THE TRUST INDENTURE ACT
    OF 1939 OF A CORPORATION DESIGNATED TO ACT AS TRUSTEE

      CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY
      OF A TRUSTEE PURSUANT TO SECTION 305(b)(2)   X
                                                  ---

               PNC BANK, NATIONAL ASSOCIATION
     (Exact Name of Trustee as Specified in its Charter)

                       NOT APPLICABLE
              (Jurisdiction of incorporation or
          organization if not a U.S. national bank)

                         25-1197336
            (I.R.S. Employer Identification No.)

                       One PNC Plaza
Fifth Avenue and Wood Street, Pittsburgh, Pennsylvania  15222
     (Address of principal executive offices - Zip code)

F. J. Deramo, Vice President, PNC Bank, National Association
27th Floor, One Oliver Plaza, Pittsburgh, Pennsylvania  15222-2602
                       (412) 762-3666
  (Name, address and telephone number of agent for service)

                  AMERICAN EXPRESS COMPANY
     (Exact name of obligor as specified in its charter)

                           New York
    (State or other jurisdiction of incorporation or organization)

                          13-4922250
              (I.R.S. Employer Identification No.)

                      American Express Tower
                      World Financial Center
                     New York, New York 10285
        (Address of principal executive offices - Zip code)

                         Debt Securities
                (Title of the indenture securities)

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Item 1.  General information.

     Furnish the following information as to the trustee:

           (a) Name and address of each examining or supervising authority to which it is subject.

                 Comptroller of the Currency                 Washington,
                 D.C.
                 Federal Reserve Bank of Cleveland           Cleveland,
                 Ohio
                 Federal Deposit Insurance Corporation       Washington,
                 D.C.

           (b) Whether it is authorized to exercise corporate trust powers.

                 Yes.  (See Exhibit T-1-3)

Item 2.  Affiliations with obligor and underwriters.

     If the obligor or any underwriter for the obligor is an affiliate of the trustee, describe each such affiliation.

           Neither the obligor nor any underwriter for the obligor is an affiliate of the trustee.

Item 3 through Item 14.

     The issuer currently is not in default under any of its outstanding securities for which PNC Bank is trustee. Accordingly, responses to Items 3 through 14 of Form T-1 are not required pursuant to Form T-1 General Instructions B.

Item 15.  Foreign trustee.

     Identify the order or rule pursuant to which the foreign trustee is authorized to act as sole trustee under the indentures qualified or to be qualified under the Act.

           Not applicable (trustee is not a foreign trustee).

Item 16.  List of exhibits.

     List below all exhibits filed as part of this statement of eligibility.

     Exhibit T-1-1    -     Articles of Association of the trustee, with
                            all amendments thereto, as presently in
                            effect, filed as Exhibit 1 to Trustee's
                            Statement of Eligibility and Qualification,
                            Registration No. 33-58107 and incorporated herein by reference.

     Exhibit T-1-2    -     Copy of Certificate of the Authority of the
                            Trustee to Commence Business, filed as Exhibit
                            2 to Trustee's Statement of Eligibility and
                            Qualification, Registration No. 2-58789 and incorporated herein by reference.

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     Exhibit T-1-3    -     Copy of Certificate as to Authority of the
                            Trustee to Exercise Trust Powers, filed as
                            Exhibit 3 to Trustee's Statement of
                            Eligibility and Qualification, Registration
                            No. 2-58789, and incorporated herein by
                            reference.

     Exhibit T-1-4    -     The By-Laws of the trustee.

     Exhibit T-1-6    -     The consent of the trustee required by Section
                            321(b) of the Act.

     Exhibit T-1-7    -     The copy of the Balance Sheet taken from the
                            latest Report of Condition of the trustee published in response to call made by Comptroller of the Currency under Section 5211
                            U.S. Revised Statutes.


                                 NOTE

    The answers to this statement, insofar as such answers relate to (a) what persons have been underwriters for any securities of the obligor within three years prior to the date of filing this statement, or are owners of 10% or more of the voting securities of the obligor, or are affiliates or directors or executive officers of the obligor, and (b) the voting securities of the trustee owned beneficially by the obligor and each director and executive officer of the obligor, are based upon information furnished to the trustee by the obligor and also, in the case of (b) above, upon an examination of the trustee's records. While the trustee has no reason to doubt the accuracy of any such information furnished by the obligor, it cannot accept any responsibility therefor.




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                    Signature appears on next page



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                               SIGNATURE

    Pursuant to the requirements of the Trust Indenture Act of 1939, the trustee, PNC Bank, National Association, a corporation organized and existing under the laws of the United States of America, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Pittsburgh and Commonwealth of Pennsylvania on May 21, 1997.


                                      PNC BANK, NATIONAL ASSOCIATION
                                      Trustee)


                                      By /s/ Fred J. Deramo
                                         ________________________________
                                         Fred J. Deramo
                                         Vice President






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